
SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2005
WASH. D.C.
203
SECTION

Total Pages: 15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


05065357

Form CB
(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer-Business Combination)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

SERICA ENERGY PLC
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

UNITED KINGDOM
(Jurisdiction of Subject Company's Incorporation or Organization)

Kenneth Pearce
(Name of Person(s) Furnishing Form)

Common shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kenneth Pearce of Serica Energy PLC. 199 Bay Street, Suite 2800, Commerce Court West, Toronto, Ontario, Canada, M5L 1A9. Tel: (416) 863-3286. Fax: (416) 863-2653.
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 20, 2005
(Date of the commencement of the solicitation for the business combination)

Part I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

Exhibit	Description
A	Management Information Circular, dated May 12, 2005, by Serica Energy Corporation in connection with the annual meeting of shareholders, concerning approval of the resolution amending the corporation's constitution whereby all of the outstanding common shares of Service Energy Corporation will be exchanged for ordinary shares of Serica Energy PLC.*
B	Letter to holders of common shares of Serica Energy Corporation (distributed to holders on September 2, 2005).
C	Letter of Transmittal for holders of common shares of Serica Energy Corporation (distributed to holders on September 2, 2005).

* Previously furnished to the Securities and Exchange Commission as Exhibit A to Form CB dated May 20, 2005.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended (the "Securities Act"), is included on the second page of each of the documents furnished as Exhibit B and Exhibit C hereto. A legend complying with Rule 802(b) under the Securities Act was included on the second page of the document previously furnished as Exhibit A.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form filed an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on May 20, 2005.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2005

SERICA ENERGY PLC

By: 

Name: Kenneth Pearce
Title: Corporate Secretary

EXHIBIT B

Serica Energy Corporation
52 Bedford Row
London, United Kingdom
WC1R 4lR

August 25, 2005

TO: **Holders of common shares of Serica Energy Corporation (the "Shareholders")**

Dear Shareholder,

Serica Energy Corporation (the "**Corporation**") was formed on January 29, 2004 by way of consolidation under the laws of the British Virgin Islands as the result of the business combination of its predecessors, Kyrgoil Holding Corporation and Petroleum Development Associates (Oil & Gas) Limited. At that time, the Corporation's shares became listed on the TSX Venture Exchange ("**TSXV**").

As a result of concerns raised at the time of the listing by the TSXV with respect to the corporate law of the British Virgin Islands, the Corporation undertook to migrate to another jurisdiction acceptable to the TSXV on or before June 30, 2005 (the "**Undertaking**"). The TSXV has confirmed that the United Kingdom will be an acceptable jurisdiction for the Corporation, and that migration of the Corporation to the United Kingdom would fulfil the Undertaking.

The Corporation has consequently proposed to amend its constitution to provide that, upon receipt of all requisite regulatory approvals, the existing common shares of the Corporation may be exchanged on a one-for-one basis for ordinary shares of Serica Energy PLC ("**Serica UK**"). Serica UK is a new UK company formed for the purpose of the exchange. The exchange would result in Shareholders holding all of the issued shares of Serica UK in the same proportion as their current shareholding in the Corporation and the Corporation becoming a wholly owned subsidiary of Serica UK (the "**Reorganization**").

The board of directors, in deciding to recommend approval of the Reorganization to the Shareholders concluded, among other things, that:

(a) United Kingdom corporate law provided favourable rights and an appropriate level of protection to Shareholders;

(b) they did not expect the Reorganization to result in adverse tax consequences to Shareholders and that Shareholders should receive tax free rollover treatment in almost all instances;

(c) the proposed Reorganization was the most efficient and cost-effective way to complete the "migration" from a regulatory standpoint and avoided the need to comply with formal takeover bid rules; and

(d) being a wholly owned subsidiary of a United Kingdom public limited company would enhance the Corporation's ability to raise additional capital in Europe.

Shareholders are referred to the management information circular dated May 12, 2005 for further details.

The Reorganization was approved by the Shareholders at an annual and special meeting of the Corporation held on June 15, 2005 and articles amending the Corporation's constitution were filed on August 23, 2005. The TSXV has agreed to extend the deadline for completion of the Reorganization to August 26, 2005.

Following the Reorganization, the Corporation's current listing on the TSXV will be replaced by a listing of the shares in Serica Energy PLC on the TSXV. In order to trade the shares of Serica Energy PLC, shareholders are now required to submit their old Serica Energy Corporation share certificate(s) for new share certificate(s) in the name of Serica Energy PLC. Shareholders should note that, after completion of the Reorganization, the Corporation's shares will no longer be listed and Serica Energy Corporation share certificates will not be good delivery for trading in Serica Energy PLC. Please see attached Schedule "A" for additional information applicable to U.S. shareholders.

The procedure for exchanging Serica Energy Corporation share certificates for share certificates in Serica Energy PLC is by mailing or delivering to Equity Transfer Services Inc. share certificates representing the common shares of Serica Energy Corporation together with the letter of transmittal in the form accompanying this letter (or a facsimile thereof) duly completed and executed as required by the instructions which are also enclosed.

Yours sincerely,



Antony Craven Walker
Chairman of the Board of Directors
Serica Energy Corporation

EXHIBIT B

Schedule "A"

Comments for U.S. Shareholders

The Reorganization is a "business combination" as defined under Rule 800 under the United States Securities Act of 1933, as amended. The business combination is for the securities of a foreign company. The Reorganization is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements of the Corporation have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It might be difficult for Shareholders to enforce their rights and any claim they may have arising under United States federal securities laws, since the Corporation is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Shareholders may not be able to sue a foreign company or its directors or officers in a foreign court for violations of United States securities law. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

For U.S. residents only: This offer is being made only to Shareholders who reside in states in which an exemption from securities registration is available and can be complied with by Serica Energy PLC. This offer is not available to Shareholders residing in states in which there is no exemption from securities registration with which Serica Energy PLC can comply at this point in time.

Shareholders should be aware that the Corporation may purchase securities otherwise than under the Reorganization, such as in open market or privately negotiated purchases.

EXHIBIT C

SERICA ENERGY CORPORATION

LETTER OF TRANSMITTAL

TO: Equity Transfer Services Inc.

The undersigned hereby represents and warrants that the undersigned is the owner of the number of common shares of Serica Energy Corporation, which shares are represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the share(s) represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such share(s).

Certificate Number	Number of Shares	Registered in the Name of

Pursuant to a reorganization (the "Reorganization") approved at an annual and special meeting of shareholders of Serica Energy Corporation held on June 15, 2005, the above-listed share certificates are hereby surrendered in exchange for certificates representing common shares of Serica Energy PLC on the basis of one (1) share of **Serica Energy PLC** for every one (1) share of **Serica Energy Corporation** previously held. Shareholders are referred to the management information circular dated May 12, 2005 (the "Circular"). Articles of amendment in respect of the Reorganization were filed on August 23, 2005. In order to trade the shares of Serica Energy PLC, shareholders are required to submit their old Serica Energy Corporation share certificate(s) for new share certificate(s) in the name of Serica Energy PLC. Serica Energy Corporation share certificates will not be good delivery for trading in the shares of Serica Energy PLC. **Please be advised that stamp tax may be payable by shareholders on a transfer of shares of Serica Energy PLC. Shareholders required to pay stamp tax on a transfer of Serica Energy PLC shares will also be required to complete and submit certain stamp tax documentation in order to ensure good delivery for trading in their shares of Serica Energy PLC. Please see Schedule "A" attached hereto for further information.**

The undersigned authorizes and directs Equity Transfer Services Inc. to issue the certificates for shares of Serica Energy PLC to which the undersigned is entitled as indicated below and to mail such certificates to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as the same appears on the share register maintained by Serica Energy Corporation.

Name (Please Print)			
Address			
City	Province	Country	Postal Code
Telephone (Business Hours)		Social Insurance/Social Security Number	

Dated:____________________________

____
Signature of Shareholder or Authorized Representative (See Instruction 1(e))

Signature guaranteed by (if required under Instruction 1(d)):

____
Name of Shareholder (please print or type)

____
Authorized Signature

____
Name of Authorized Representative (please print or type) (if applicable)

____
Name of Guarantor (please print or type)

____
Address (please print or type)

Comments for United States Shareholders

To ensure compliance with the Internal Revenue Service Circular 230 disclosure requirements, we inform you that any United States federal tax advice contained herein or in the Circular (i) is written in connection with the promotion or marketing by others of the transactions or matters addressed herein, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Each taxpayer with respect to the subject matter addressed herein and in the Circular should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

The Reorganization is a "business combination" as defined under Rule 800 under the United States Securities Act of 1933, as amended. The business combination is for the securities of a foreign company. The Reorganization is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements of Serica Energy Corporation have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Shareholders should consult the Circular for a detailed discussion of certain United States federal income tax consequences resulting from the Reorganization.

It might be difficult for shareholders to enforce their rights and any claim they may have arising under United States federal securities laws, since Serica Energy Corporation is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Shareholders may not be able to sue a foreign company or its directors or officers in a foreign court for violations of United States securities law. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court's judgment.

For U.S. residents only: This offer is being made only to holders of common shares of Serica Energy Corporation who reside in states in which an exemption from securities registration is available and can be complied with by Serica Energy PLC. This offer is not available to shareholders residing in states in which there is no exemption from securities registration with which Serica Energy PLC can comply at this point in time.

Shareholders should be aware that Serica Energy Corporation may purchase securities otherwise than under the Reorganization, such as in open market or privately negotiated purchases.

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) Each shareholder holding share certificate(s) of Serica Energy Corporation must send or deliver this Letter of Transmittal duly completed and signed together with the share certificate(s) described herein to Equity Transfer Services Inc. (the "Transfer Agent") at the office listed below.

(b) The method of delivery to Equity Transfer Services Inc. is at the option and risk of the shareholder, but if mail is used, registered mail is recommended.

(c) Share certificate(s) registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by a share transfer power of attorney other than the Letter of Transmittal itself.

(d) Share certificate(s) not so registered must be endorsed by the registered holder thereof or be accompanied by a share transfer power of attorney duly and properly completed by the registered holder, with the signature guaranteed in either case by a major Canadian Schedule 1 Chartered Bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). The signature of the registered holder must correspond in every respect with the name of the registered holder appearing on the face of the share certificate(s). The fee for transferring such share certificates is $4.25 plus GST (goods and services tax).

(e) Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association, or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the representative's authority to act.

(f) Serica Energy PLC reserves the right if it so elects in its absolute discretion to instruct the Transfer Agent to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. Lost Share Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded to Equity Transfer Services Inc. together with a letter stating the loss. Equity Transfer Services Inc. will contact you to advise of the replacement requirements.

3. Miscellaneous

(a) Additional copies of the Letter of Transmittal may be obtained from Equity Transfer Services Inc. at the office listed below.

(b) Any questions should be directed to Equity Transfer Services Inc. at (416) 361-0930 or by sending an e-mail to ***info@equitytransfer.com.***

4. Office of Equity Transfer Services Inc.

By Mail, Hand or Courier

120 Adelaide Street West
Suite 420
Toronto, Ontario
M5H 4C3
Canada

EXHIBIT C

Schedule "A"

STAMP DUTY PAYABLE ON TRANSFERS OF SHARES OF SERICA ENERGY PLC

As noted in the Circular, no *ad valorem* stamp duty or Stamp Duty Reserve Tax ("SDRT") will be payable by shareholders as a result of exchanging their old Serica Energy Corporation share certificate(s) for new share certificate(s) in the name of Serica Energy PLC.

However, please be advised that subsequent transfers of shares in Serica Energy PLC for value will give rise to stamp duty or SDRT under the following circumstances:

1. **If your shares are held and registered with a depository (ie. CDS/DTCC):**

   (a) all transfers out of the depository to be registered in your (or your broker's) name will result in a charge of £5 to be payable by **you**; and

   (b) all transfers out of the depository to be registered in the name of the purchaser will result in a charge of 0.5% of the consideration paid for your shares, to be payable by the purchaser.

   Note: All transfers within the depository will not result in stamp duty or SDRT payable.

2. **If your shares are held on the UK share register (through Capita Registrars):**

   (a) all transfers to purchasers who will hold their shares on the UK or Canadian share register will result in a charge of 0.5% of the consideration paid for your shares, to be payable by the purchaser;

   (b) all transfers out of the UK share register by you into a depository (to be held by such depository on your behalf) will result in a charge of 1.5% of the value of your shares, to be payable by **you**; and

   (c) all transfers to purchasers who will hold their shares with a depository will result in a charge of 1.5% of the consideration paid for such shares, to be payable by the purchaser.

3. **If your shares are held on the Canadian share register (through Equity Transfer Services Inc.):**

   (a) all transfers to purchasers who will hold their shares on the UK share register will result in a charge of 0.5% of the consideration paid for your shares, to be payable by the purchaser; and

   (b) all transfers out of the Canadian share register by you into a depository (to be held by such depository on your behalf) will result in a charge of 1.5% of the value of your shares, to be payable by **you**.

   Note: All transfers to purchasers who will hold their shares on the Canadian share register will not result in any stamp duty or SDRT payable.

Shareholders required to pay stamp duty or SDRT on a transfer of their Serica Energy PLC shares will be required to complete and submit an Inland Revenue Stamp Tax Form (attached at Schedule "B") and remit the requisite stamp tax payable to Inland Revenue. Upon receipt, Inland Revenue will provide the shareholder with "stamped" securities evidencing payment of stamp tax. Upon receipt of the "stamped" securities, shareholders will be required to submit their "stamped" securities along with a completed Stock Transfer Form (attached at Schedule "C") to the following:

(a) For shares held on the UK registry:

Capita Registrars
The Registry
34 Beckenham Road
Beckenham,
Kent BR3 4TU
United Kingdom

Tel: (44) 020 8639 2225
E-mail: ***sdd@capitaregistrars.com***

(b) For shares held on the Canadian registry:

Equity Transfer Services Inc.
120 Adelaide Street West
Suite 420
Toronto, Ontario
M5H 4C3
Canada

Tel: (416) 361-0930
E-mail: ***info@equitytransfer.com.***

Please note that good delivery for trading in your shares of Serica Energy PLC will not be made unless the documentation identified above is completed and delivered to either Capita Registrars or Equity Transfer Services Inc. (as applicable) in a timely manner.

EXHIBIT C

Schedule "B"

STAMP TAX FORM

EXHIBIT C

Schedule "C"

SHARE TRANSFER FORM